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                          December 1, 2020

       E. Joseph Grady
       Senior Vice President and Chief Financial Officer
       CONTANGO OIL & GAS CO
       717 Texas Ave., Suite 2900
       Houston, Texas 77002

                                                        Re: CONTANGO OIL & GAS
CO
                                                            Registration
Statement on Form S-3
                                                            Filed November 24,
2020
                                                            File No. 333-250931

       Dear Mr. Grady:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Hillary H. Holmes